EXHIBIT 21

X-RITE, INCORPORATED

LIST OF CONSOLIDATED SUBSIDIARIES

	Name	State or Country of Incorporation or Organization

1.	X-Rite Global, Incorporated	Michigan

2.	X-Rite Holdings, Inc.	Michigan

3.	GretagMacbeth, LLC	Delaware

4.	Pantone LLC	Delaware

5.	Pantone Japan, Inc.	Delaware

6.	Amazys Holding GmbH	Switzerland

7.	Amazys Holding Beteiligungen GmbH	Switzerland

8.	X-Rite Europe GmbH	Switzerland

9.	X-Rite Méditerranée SARL	France

10.	GretagMacbeth (Italy) S.R.L.	Italy

11.	X-Rite GmbH	Germany

12.	Gretag-Macbeth GmbH	Germany

13.	Pantone Europe, GmbH	Germany

14.	X-Rite Limited	United Kingdom

15.	X-Rite Asia Pacific Limited	China

16.	X-Rite (Shanghai) Color Management Co., Ltd.	China

17.	X-Rite, (Shanghai) International Trading Limited	China

18.	GretagMacbeth (Shanghai) Company Limited	China

19.	X-Rite K.K.	Japan

20.	Pantone Japan Co., Ltd.	Japan

21.	X-Rite Holdings Sarl	Michigan